UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-8841

NextEra Energy, Inc. Employee Retirement Savings Plan

(Full title of the plan)

NextEra Energy, Inc.

(Name of issuer of the securities held pursuant to the plan)

700 Universe Boulevard

Juno Beach, Florida 33408

(Address of principal executive office)

NextEra Energy, Inc. Employee Retirement Savings Plan

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefit Plans

  Administrative Committee

NextEra Energy, Inc. Employee Retirement Savings Plan

Juno Beach, Florida

We have audited the accompanying statements of net assets available for benefits of NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Columbus, Ohio

June 26, 2012

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2011
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 6)	$1,462,077,217	$—	$—	$1,462,077,217
Nonparticipant-directed investments (Leveraged ESOP)	—	397,160,033	162,558,802	559,718,835

Total investments, at fair value	1,462,077,217	397,160,033	162,558,802	2,021,796,052
Notes receivable from participants	40,077,794	—	—	40,077,794
Accrued interest receivable	—	—	103	103

Total receivables	40,077,794	—	103	40,077,897

Total assets, reflecting interest in assets of Master Trust	1,502,155,011	397,160,033	162,558,905	2,061,873,949

LIABILITIES
Leveraged ESOP Note:
Current	—	—	13,609,125	13,609,125
Non-current	—	—	67,137,352	67,137,352
Interest payable (Leveraged ESOP)	—	—	260,811	260,811

Total liabilities, reflecting interest in liabilities of Master Trust	—	—	81,007,288	81,007,288

Interest in net assets of Master Trust, reflecting all investments at fair value	1,502,155,011	397,160,033	81,551,617	1,980,866,661
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(11,101,739)	—	—	(11,101,739)

NET ASSETS AVAILABLE FOR BENEFITS	$1,491,053,272	$397,160,033	$81,551,617	$1,969,764,922

	December 31, 2010
		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ASSETS
Participant-directed investments (see Note 6)	$1,415,459,442	$—	$—	$1,415,459,442
Nonparticipant-directed investments (Leveraged ESOP)	—	328,994,098	179,535,387	508,529,485

Total investments, at fair value	1,415,459,442	328,994,098	179,535,387	1,923,988,927
Notes receivable from participants	37,054,948	—	—	37,054,948
Accrued interest receivable	—	—	56	56

Total receivables	37,054,948	—	56	37,055,004

Total assets, reflecting interest in assets of Master Trust	1,452,514,390	328,994,098	179,535,443	1,961,043,931

LIABILITIES
Leveraged ESOP Note:
Current	—	—	11,813,708	11,813,708
Non-current	—	—	86,633,085	86,633,085
Interest payable (Leveraged ESOP)	—	—	317,983	317,983

Total liabilities, reflecting interest in liabilities of Master Trust	—	—	98,764,776	98,764,776

Interest in net assets of Master Trust, reflecting all investments at fair value	1,452,514,390	328,994,098	80,770,667	1,862,279,155
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(8,080,528)	—	—	(8,080,528)

NET ASSETS AVAILABLE FOR BENEFITS	$1,444,433,862	$328,994,098	$80,770,667	$1,854,198,627

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

		Nonparticipant-Directed
	Participant- Directed	Allocated	Unallocated	Total
ADDITIONS
Participant contributions	$80,195,381	$—	$—	$80,195,381
Allocation of Leveraged ESOP shares (see Note 4)	—	30,849,701	—	30,849,701
Transfer from/to nonparticipant-directed investments	18,500,774	1,347,011	—	19,847,785
Increase in Leveraged ESOP unallocated account (see Note 4)	—	—	40,242,538	40,242,538
Net investment income:
Net investment income in participation in Master Trust, at fair value	31,878,088	70,699,050	—	102,577,138

Total additions	130,574,243	102,895,762	40,242,538	273,712,543

DEDUCTIONS
Benefit payments to participants and beneficiaries	88,884,845	16,941,166	—	105,826,011
Transfer from/to participant-directed investments	1,347,011	18,500,774	—	19,847,785
Decrease in Leveraged ESOP unallocated account (see Note 4)	—	—	39,461,588	39,461,588
Administrative expenses	247,992	29,094	—	277,086

Total deductions	90,479,848	35,471,034	39,461,588	165,412,470

Transfers to the Plan, net	6,525,015	741,207	—	7,266,222
NET INCREASE	46,619,410	68,165,935	780,950	115,566,295
NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2010	1,444,433,862	328,994,098	80,770,667	1,854,198,627

NET ASSETS AVAILABLE FOR BENEFITS AT DECEMBER 31, 2011	$1,491,053,272	$397,160,033	$81,551,617	$1,969,764,922

The accompanying Notes to Financial Statements are an integral part of these statements.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2011

1.	Description of the Plan

The following description of the NextEra Energy, Inc. Employee Retirement Savings Plan (the Plan) provides only general information. Participating employees (Participants) should refer to the Summary Plan Description available in their employee handbook (as updated periodically through Summaries of Material Modifications) or the Plan Prospectus for a more complete description of the Plan.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participation in the Plan is voluntary. Non-bargaining employees of NextEra Energy, Inc. (the Company) and its subsidiaries are eligible to participate in the Plan on the first day of the month coincident with the completion of one full month of service with the Company or certain of its subsidiaries or on the first day of any payroll period thereafter. The Plan includes a cash or deferred compensation arrangement (Pretax Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Pretax Option permits Participants to elect to defer federal income taxes on all or a portion of their contributions (Pretax Contributions) until such contributions are distributed from the Plan. Under current tax law, the annual limitation on Pretax Contributions for the 2012 and 2011 Plan years is $17,000 and $16,500, respectively. In addition, individuals age 50 or older who contributed the maximum allowable under the Pretax Option in the Plan have the option of contributing up to an additional $5,500 annually in Pretax Contributions in 2012 and 2011.

The Plan also includes leveraged employee stock ownership plan (Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of U.S. Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in the common stock, par value $.01 per share, of NextEra Energy, Inc. (Company Stock). Pursuant to the Leveraged ESOP, the Master Trust for Retirement Savings Plans of NextEra Energy, Inc. and Affiliates (Master Trust) purchased Company Stock from the Company using the proceeds of a loan (Acquisition Indebtedness) from NextEra Energy Capital Holdings, Inc., a subsidiary of the Company. The Company Stock acquired by the Master Trust is initially held in a separate account (Leveraged ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, Company Stock is released from the Leveraged ESOP Account and allocated to Plan Participants.

The Plan has a Dividend Payout Program which enables Participants to choose how their dividends on certain shares of Company Stock held in the Plan are to be paid. The options available to Participants include reinvestment of dividends in Company Stock, distribution of dividends in cash, or a partial cash distribution with the balance reinvested in Company Stock. Dividends on Company Stock held in the Leveraged ESOP do not qualify under this program.

Trustee

Fidelity Management Trust Company (Trustee) administers the Master Trust established to hold the assets and liabilities of the Plan and the NextEra Energy, Inc. Bargaining Unit Employee Retirement Savings Plan (Bargaining Plan) (collectively, the Master Trust Plans).

Administration of the Plan

The Plan is intended to qualify as a participant-directed account plan under Section 404(c) of ERISA. The Employee Benefit Plans Administrative Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named fiduciary responsible for the general operation and administration of the Plan (but not management or control of Plan assets), and the Employee Benefit Plans Investment Committee (as appointed by the Employee Benefits Advisory Committee of the Company) is the named investment fiduciary, but is not directly responsible for the management and control of the Plan assets. The Employee Benefits Advisory Committee acts on behalf of the Company as the Plan sponsor, as defined by ERISA. Fidelity Investments Institutional Operations Company (Fidelity) provides recordkeeping services with respect to the Plan.

Employee Contributions

The Plan allows for combined pre-tax and after-tax contributions by eligible employees in whole percentages of up to 50% of their eligible earnings, as defined by the Plan. Pre-tax contributions are subject to limitations under the Code. Any Participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). As of December 31, 2011, Participants could elect to invest in any combination of the 24 different investment options offered under the Plan. Participants may change their investment elections daily, subject to Fidelity’s excessive trading policy and the Plan’s limitations on investments in Company Stock.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Employer Contributions

The table below presents the employer contribution formula for the various Participant groups covered by the Plan.

Participant Group	Benefit
NextEra Energy, Inc. and subsidiaries Non-Bargaining Employees, not listed below	100% on the first 3% of employee contribution 50% on the next 3% of employee contribution 25% on the next 1% of employee contribution
NextEra Energy Seabrook, LLC Non-Bargaining Employees hired prior to November 1, 2002	100% on the first 3% of employee contribution
NextEra Energy Duane Arnold, LLC Non-Bargaining Employees hired prior to January 27, 2006 and NextEra Energy Point Beach, LLC Non-Bargaining Employees hired prior to September 28, 2007	100% on the first 3% of employee contribution 50% on the next 2% of employee contribution

Company matching contributions are made in the form of Company Stock through allocation of shares held in suspense in the Leveraged ESOP Account. The Company makes cash contributions for the difference between the dividends on the shares acquired by the Leveraged ESOP Account and the required principal and interest payments on Acquisition Indebtedness. During 2011, the Plan was allocated a Company cash contribution of $6,477,071 (see Note 4). Contributions are subject to certain limitations.

Forfeitures

Forfeitures of non-vested Company matching contributions due to termination of employment may be used to restore amounts previously forfeited or to reduce the amount of future Company matching contributions to the Plan or may be applied to administrative expenses. At December 31, 2011 and 2010, the balance of the forfeiture account was $53,297 and $322,321, respectively. Forfeitures applied to administrative fees in 2011 totaled $173,530. In addition, forfeitures totaling $1,347,011 were used to reduce the amount of Company matching contribution during 2011.

Vesting

Participants are immediately 100% vested in employee contributions. NextEra Energy Seabrook, LLC non-bargaining employees hired prior to November 1, 2002, NextEra Energy Duane Arnold, LLC non-bargaining employees hired prior to January 27, 2006 and NextEra Energy Point Beach, LLC non-bargaining employees hired prior to September 28, 2007 are fully vested immediately in Company matching contributions. For employees of NextEra Energy Maine Operating Services, LLC hired prior to August 1, 2006, Company matching contributions are fully vested upon attaining six months of service. For all others, Company matching contributions vest at a rate of 20% each year of service and are fully vested upon a Participant attaining five years of service. Under certain circumstances, an employee may also receive vesting credit for prior years of service with the Company or any of its subsidiaries.

Notes Receivable from Participants

Each Participant may borrow from his or her account a minimum of $1,000 up to a maximum of $50,000 or 50% of the vested value of the account (reduced by prior loans), whichever is less. The vested portion of a Participant’s account will be pledged as security for the loan. The annual rate of interest on Participant loans is fixed and takes into account the prime rate at the time of origination of the loan. The interest rates range from 3.25% to 9.75% for loans outstanding at December 31, 2011. The maturity dates for loans outstanding at December 31, 2011 ranged from 2012 through 2017.

Benefit Payments and Withdrawals

Withdrawals by Participants from their accounts during their employment are permitted with certain penalties and restrictions. The penalties may limit a Participant’s contributions to the Plan for varying periods following a withdrawal. Upon termination from employment, Participants are eligible to receive a distribution of the full value of their vested account balance. Terminated Participants can elect to receive a full payment, partial payments, or installments over a period of up to ten years.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Transfers to (from) the Plan generally represent net transfers between the Plan and the Bargaining Plan as well as transfers into the Plan resulting from plan mergers. The majority of transfers arise as a result of Participants transferring between bargaining unit and non-bargaining unit positions while employed by the Company and its affiliated companies.

Administrative Expenses

The Company pays a portion of the administrative expenses of the Plan. All other expenses are paid directly by the Plan or through forfeitures or through revenue sharing that the Plan receives either directly or indirectly from certain of the Plan’s investment options. Any fees paid directly by the Company are not included in the financial statements.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become 100% vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

The Plan’s investments are reported at fair value. Fair value measurement guidance emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy intended to disclose information about the relative reliability of fair value measurements, with the highest priority being quoted prices in active markets for identical assets and liabilities.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and expenses. The underlying investments of the Master Trust are valued at fair value.

The Plan recognizes transfers into and out of fair value hierarchy levels at the beginning of the period.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Registered investment companies (mutual funds), Company stock and other common stock: Investments in shares of registered investment companies are valued at quoted market prices in active markets (level 1 inputs), which represent the net asset value of shares held by the Plan at year end. Investments in shares of actively traded money market mutual funds are stated at the net asset value of shares held by the Plan at year-end (level 1 inputs). Company Stock and other common stock are valued at their quoted market price in active markets (level 1 inputs).

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Investment in shares of fixed income commingled funds, which are registered investment companies, are valued at the net asset value of shares held by the Plan (level 2 inputs). The investment objectives of these registered investment companies valued at net asset value vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities and/or real estate securities. Each of these registered investment companies which are valued at net asset value provide for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. There are currently no unfunded commitments related to each of these registered investment companies.

U.S. Treasury notes: Fair values of U.S. Treasury notes are reflected at the closing price reported in the active market in which the security is traded (level 1 inputs).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset values reported by the fund managers as of the financial statement dates and on recent transaction prices (level 2 inputs). The investment objectives of the underlying collective trust funds vary, with some holding diversified portfolios of domestic or international stocks, diversified portfolios of bonds, inflation-protected bonds, money market securities, commodity securities and/or real estate securities. Each collective trust fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. There are currently no unfunded commitments related to each collective trust fund.

Managed Income Fund: The Managed Income Fund holds fully benefit-responsive investment contracts (wrapper contracts)(see Note 7 – Managed Income Fund) with various insurance companies and financial institutions in order to provide Participants with a stable, fixed-rate of return on investments and protection of principal from changes in market interest rates.

The Managed Income Fund is valued at estimated fair value based on the fair value of the underlying investments of the contracts, primarily debt securities, and the fair value of the investments in wrapper contracts. Asset-backed and mortgage-backed securities are valued at their most recent bid prices (sales prices if their principal market is an exchange) in the principal market in which such securities are traded, as determined by recognized dealers in such securities, or are valued on the basis of information provided by a pricing service (level 2 inputs). The fair values of corporate bonds are estimated based on yields currently available on comparable securities of issues with similar credit ratings (level 2 inputs). The fair values of government agency notes are estimated based on current rates for similar instruments (level 2 inputs).

Wrapper contracts: Investments in wrapper contracts are valued at fair value using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio of securities. For 2011 and 2010, the fair value of the wrapper contracts was not material. The contracts are unallocated in nature and are fully benefit-responsive. Therefore, net assets available for benefits reflects the Plan’s interest in the contract value of the Managed Income Fund because the Plan’s allocable share of the difference between fair value and contract value for this investment is presented as a separate adjustment in the statement of net assets available for benefits. There are no reserves against contract values (which represent contributions made under the contract, plus earnings, less withdrawals and administrative expenses) for credit risk of the contract issuer or otherwise. Wrapper contracts provide the Managed Income Fund with the ability to use contract value accounting to maintain a constant $1.00 unit price. Wrapper contracts also provide for the payment of Participant-directed withdrawals and exchanges at contract value (principal and interest accrued to date) during the term of the wrapper contracts. However, withdrawals prompted by certain events (e.g., layoffs, retirement during specified early retirement window periods, spin-offs, sale of a division, facility closings, plan terminations, partial plan terminations, changes in law or regulation, material breach of contract responsibilities, loss of the Plan’s qualified status, etc.) may be paid at fair value which may be less than contract value. Currently, management believes that occurrence of an event that would cause the Plan to be paid at less than contract value is not probable. A wrap issuer may terminate a wrapper contract at any time; however, if the fair value of the contract is less than the contract value, the wrap issuer can either hold the contract until the fair value and contract value are equal or make up the difference between the two.

Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the wrapper contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Investment Income Recognition

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the average cost method of the securities. The carrying amounts of securities held in Participant accounts are adjusted daily; securities held in the Leveraged ESOP Account are adjusted daily. Unrealized appreciation or depreciation is recorded to recognize changes in fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment income is recognized when earned.

Payments of Benefits

Benefits distributed to Participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from Participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances in the Plan.

3.	Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility, which could result in changes in the value of such securities. Due to the level of risk associated with certain types of investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the Statement of Changes in Net Assets Available for Benefits.

4.	Leveraged Employee Stock Ownership Plan (Nonparticipant-Directed Unallocated)

The Plan’s Leveraged ESOP provisions correspond to the Plan’s interest in the Leveraged ESOP Account of the Master Trust. The Leveraged ESOP Account of the Master Trust holds unallocated Company Stock that was purchased by the Master Trust on behalf of the Plan and the Bargaining Plan and the associated Acquisition Indebtedness. The Leveraged ESOP Account is allocated to each of the Master Trust Plans for financial reporting purposes proportionately based on

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

each Master Trust Plan’s relative end-of-year net assets excluding the net assets of the Leveraged ESOP Account. The Plan’s allocation of Company Stock held in the Leveraged ESOP Account, accrued interest receivable, Acquisition Indebtedness and interest payable have been reflected in the statements of net assets available for benefits, but the entire balance of the Leveraged ESOP Account reflects amounts which are not yet allocated to Participant accounts. Company Stock will be released from the Leveraged ESOP Account and allocated to accounts of Participants at the fair value of the shares on the date of the allocation in satisfaction of part or all of the Company’s matching contribution requirement under the Plan. The Acquisition Indebtedness will be repaid quarterly from dividends on the shares held by the Leveraged ESOP Account, as well as from cash contributions from the Company. The number of shares released from the Leveraged ESOP Account and allocated to accounts of participants during the year is based on the ratio of the total of the current year’s principal and interest payments to the total principal and interest payments remaining, including the current year. The net effect of a change in the allocation percentage from year to year is reported as a reallocation of the Leveraged ESOP Account. The value of the shares allocated to accounts of Participants under the Plan is not affected by these allocations.

Condensed financial information for the Leveraged ESOP Account is presented below, indicating the approximate allocations made to each Master Trust Plan. The net assets information below has been allocated to the Plan but not to the Plan Participants. The effect of 2011 Leveraged ESOP activity on net assets has been allocated to the Plan but not to the Plan Participants and is included in the financial statements of the Plan.

	December 31, 2011
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Allocation percentage	100%	72.70%	27.30%

Accrued interest receivable	$142	$103	$39
Company Stock	223,595,437	162,558,802	61,036,635

Total assets	223,595,579	162,558,905	61,036,674

Interest payable	358,739	260,811	97,928
Acquisition Indebtedness	111,064,695	80,746,477	30,318,218

Total liabilities	111,423,434	81,007,288	30,416,146

Net assets at December 31, 2011	$112,172,145	$81,551,617	$30,620,528

	December 31, 2010
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Allocation percentage	100%	72.33%	27.67%

Accrued interest receivable	$78	$56	$22
Company Stock	248,216,013	179,535,387	68,680,626

Total assets	248,216,091	179,535,443	68,680,648

Interest payable	439,626	317,983	121,643
Acquisition Indebtedness	136,107,265	98,446,793	37,660,472

Total liabilities	136,546,891	98,764,776	37,782,115

Net assets at December 31, 2010	$111,669,200	$80,770,667	$30,898,533

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

	Year Ended December 31, 2011
	Total Leveraged ESOP Account	Plan	Bargaining Plan

Contributions received from employer	$8,909,044	$6,477,071	$2,431,973
Interest income	380	276	104
Dividends	9,593,400	6,974,613	2,618,787
Net appreciation in fair value of Company Stock	36,547,444	26,570,796	9,976,648

Total	55,050,268	40,022,756	15,027,512

Interest expense	(11,845,428)	(8,611,887)	(3,233,541)

Net gain	43,204,840	31,410,869	11,793,971
Allocation of shares to Master Trust Plans	(42,701,895)	(30,849,703)	(11,852,192)
Reallocation of Leveraged ESOP	—	219,784	(219,784)

Effect of current year Leveraged ESOP activity on net assets	502,945	780,950	(278,005)
Net assets at December 31, 2010	111,669,200	80,770,667	30,898,533

Net assets at December 31, 2011	$112,172,145	$81,551,617	$30,620,528

Acquisition Indebtedness

In December 1990, the Master Trust, which holds assets for the Master Trust Plans, borrowed $360 million from NextEra Energy Capital Holdings, Inc. to purchase approximately 24.8 million shares of Company Stock. The Acquisition Indebtedness is currently scheduled to mature in 2016, bears interest at a fixed rate of 9.69% per annum and is to be repaid using dividends received on both Company Stock held by the Leveraged ESOP Account and Leveraged ESOP shares allocated to accounts of participants under the Master Trust Plans, together with cash contributions from the Company. For dividends on shares allocated to participant accounts used to repay the loan, additional shares equal in value to those dividends are allocated to accounts of participants under the Master Trust Plans. In 2011, dividends received from both shares held by the Leveraged ESOP Account and shares allocated to accounts of participants under the Master Trust Plans totaled $9,593,400 and $18,466,127, respectively. Cash contributed in 2011 by the Company for the debt service shortfall totaled $8,909,044.

The unallocated shares of Company Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As debt payments are made, a percentage of Company Stock is released from collateral and becomes available to satisfy Company matching contributions, as well as to replace dividends on Leveraged ESOP shares allocated to participant accounts under the Master Trust Plans used to repay the Acquisition Indebtedness. The Company typically makes optional prepayments of the Acquisition Indebtedness when the number of shares required to provide Company matching contributions and to restore dividends on allocated Leveraged ESOP shares used to repay the Acquisition Indebtedness exceeds the shares released from collateral resulting from scheduled debt payments. In 2011, the lender and the Company agreed to the release of Leveraged ESOP shares prior to the receipt of certain optional debt prepayments, provided that the aggregate amount due was paid in February 2012. Such aggregate amount totaled $9,617,496 and was paid in February 2012. During 2011, 1,101,579 shares of Company Stock were released from collateral for the Acquisition Indebtedness. The Leveraged ESOP debt, with carrying values of $111,064,695 and $136,107,265 at December 31, 2011 and 2010, respectively, is estimated to have fair value that is not materially different from carrying value, based upon interest rates currently available to the Company on debt with similar terms, maturities, and structures.

The scheduled principal repayments by the Master Trust of Acquisition Indebtedness are as follows:

Year	Repayment Amount
2012	$28,400,280
2013	$21,314,200
2014	$24,147,500
2015	$27,265,500
2016	$9,937,215

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

5.	Parties-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Acquisition Indebtedness is currently held by EMB Investments, Inc. which is a wholly-owned subsidiary of NextEra Energy Capital Holdings, Inc., which is a subsidiary of the Company. As of December 31, 2011 and 2010, 3,672,724 shares and 4,774,303 shares, respectively, of Company Stock held by the Master Trust served as collateral for the outstanding Leveraged ESOP Acquisition Indebtedness (see Note 4).

Dividend income earned by the Plan includes dividends on Company Stock. Dividends on shares held in the Leveraged ESOP Account and the Company’s Stock LESOP Fund (see Note 7 – NextEra Energy, Inc. Stock LESOP Fund) were used to repay the Acquisition Indebtedness. Certain dividends on shares held in Participants’ accounts are reinvested in Company Stock for the benefit of the Plan’s Participants pursuant to the Company’s Dividend Reinvestment and Direct Stock Purchase Plan in which the Trustee participates.

At December 31, 2011 and 2010, the number of shares of Company Stock held in Participant accounts totaled 10,011,457 and 10,025,250, respectively, with a fair value of $609,497,497 and $521,212,738, respectively. During 2011, dividends on shares of Company Stock held in Participants’ accounts totaled $21,018,492. During 2011, the Plan’s proportionate share of dividends on shares of Company Stock held in the Leveraged ESOP Account totaled $6,974,613.

Certain Plan investments are managed by an affiliate of the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from Participants held by the Plan of $40,077,794 and $37,054,948 at December 31, 2011 and December 31, 2010, respectively, are also considered party-in-interest transactions.

6.	Investments/Interest in Master Trust

All of the Plan’s assets and liabilities are commingled with the assets of the Bargaining Plan in the Master Trust.

The Plan’s relative share of ownership of the total net assets of the Master Trust was approximately 72.7% and approximately 72.3% at December 31, 2011 and 2010, respectively. The Plan’s relative share of ownership varies in each of the underlying investments of the Master Trust, excluding the Leveraged ESOP Account (see Note 4), based on Participants’ investment elections. Income from the Master Trust is allocated to the individual Master Trust Plans based on each Master Trust Plan’s interest in the underlying investments of the Master Trust.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents net assets held in the Master Trust as of December 31, 2011 and 2010, including fair value of investments held in the Master Trust, and the contract value adjustment, as applicable, pertaining to the fully benefit-responsive investment contracts held in the Master Trust.

	December 31,
	2011	2010
Assets
Investments at fair value:
Registered investment companies	$494,909,274	$729,386,305
Collective trust funds	658,341,634	505,830,815
Common stocks	1,265,523,679	1,072,525,347
U.S. Treasury notes	220,944,439	230,976,405
Government agency notes	39,658,290	27,460,529
Asset-backed securities	22,469,854	18,181,508
Mortgage-backed securities	34,456,448	32,060,458
Corporate bonds	34,991,625	35,342,972
Other	569,845	449,241

Total investments at fair value	2,771,865,088	2,652,213,580
Notes receivable from participants	63,281,182	59,903,962
Accrued interest and other receivables	4,951,772	486,215
Non-interest bearing cash	2,645,009	—

Total assets	2,842,743,051	2,712,603,757

Liabilities
Leveraged ESOP note payable	111,064,695	136,107,265
Interest payable (Leveraged ESOP)	358,739	439,626
Interest payable (Managed Income Fund)	1,734,985	—
Other payables	4,273,217	1,004,201

Total liabilities	117,431,636	137,551,092

Net assets reflecting all investments at fair value	2,725,311,415	2,575,052,665
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,951,304)	(11,536,144)

Net assets	$2,709,360,111	$2,563,516,521

Investment income for the Master Trust is as follows:

Year Ended December 31, 2011
Investment income
Net appreciation (depreciation) in fair value of investments:
Registered investment companies	$2,847,422
Collective trust funds	(24,771,571)
Common stocks	136,815,545

Total net appreciation	114,891,396
Interest and dividends	73,221,882

Total investment income	$188,113,278

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value Measurements At December 31, 2011 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$202,348,021	$—	$—	$202,348,021
Company Stock	317,320,288	—	—	317,320,288
Equity commingled funds	241,499,686	415,186,368	—	656,686,054
Fixed income commingled funds	124,246,142	172,667,072	—	296,913,214
Blended commingled funds	—	196,137,454	—	196,137,454
U.S. Treasury notes	220,944,439	—	—	220,944,439
Government agency notes	—	39,658,290	—	39,658,290
Asset-backed securities	—	22,469,854	—	22,469,854
Mortgage-backed securities	—	34,456,448	—	34,456,448
Corporate bonds	—	34,991,625	—	34,991,625
Other	—	569,845	—	569,845

Total participant-directed investments	1,106,358,576	916,136,956	—	2,022,495,532

Nonparticipant-directed investments
(Leveraged ESOP):
Equity securities:
Company Stock	745,855,369	—	—	745,855,369
Fixed income commingled funds	3,514,187	—	—	3,514,187

Total nonparticipant-directed investments	749,369,556	—	—	749,369,556

Total investments at fair value	$1,855,728,132	$916,136,956	$—	$2,771,865,088

The equity commingled funds classified in Level 1 and Level 2 are registered investment companies and collective trust funds, respectively, of $241,499,686 and $415,186,368. Equity commingled funds classified in Level 2 include foreign funds of $117,404,708. Fixed income commingled funds classified as Level 1 consist of money market mutual funds of $127,760,329. Fixed income commingled funds classified as Level 2 consist of registered investment companies and collective trust funds, respectively, of $125,649,259 and $47,017,813. Blended commingled funds classified as Level 2 consist of collective trust funds of $196,137,454.

As of January 1, 2011, $230,976,405 and $82,821,084, respectively, of U.S. Treasury notes and money market mutual funds were transferred into Level 1 from Level 2. The transfer of these assets was based upon improved liquidity and support for quoted market prices.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets that are measured at fair value on a recurring basis as of December 31, 2010:

	Fair Value Measurements At December 31, 2010 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Participant-directed investments:
Equity securities:
Common stocks	$97,144, 915	$—	$—	$97,144,915
Company Stock	293,038,819	—	—	293,038,819
Equity commingled funds	522,844,698	310,079,095	—	832,923,793
Fixed income commingled funds	122,921,746	119,370,988	—	242,292,734
Blended commingled funds	—	155,944,692	—	155,944,692
U.S. Treasury notes	—	230,976,405	—	230,976,405
Government agency notes	—	27,460,529	—	27,460,529
Asset-backed securities	—	18,181,508	—	18,181,508
Mortgage-backed securities	—	32,060,458	—	32,060,458
Corporate bonds	—	35,342,972	—	35,342,972
Other	—	449,241	—	449,241

Total participant-directed investments	1,035,950,178	929,865,888	—	1,965,816,066

Nonparticipant-directed investments (Leveraged ESOP):
Equity securities:
Company Stock	682,341,613	—	—	682,341,613
Fixed income commingled funds	—	4,055,901	—	4,055,901

Total nonparticipant-directed investments	682,341,613	4,055,901	—	686,397,514

Total investments at fair value	$1,718,291,791	$933,921,789	$—	$2,652,213,580

The commingled funds classified in Level 1 are registered investment companies excluding money market mutual funds, and the commingled funds classified in Level 2 are collective trust funds and money market mutual funds of $83,619,862.

Equity commingled funds classified in Level 1 include foreign funds of $115,949,461, and the equity commingled funds classified in Level 2 include foreign funds of $32,600,927.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The Plan’s portion of interest in the total participant-directed assets of the Master Trust is as follows:

	December 31,
	2011	2010
Assets:
Mutual Funds:
Fidelity Low-priced Stock Fund – Class K	$37,331,751	$—
Brandywine Funds, Inc.	—	45,323,658
JPMorgan U.S. Government Money Market Fund	56,336,946	—
Royce Premier Fund Institutional	87,720,628	—
Cohen & Steers Institutional Realty Shares	35,877,251	—
Fidelity Diversified International Fund		80,155,361
Fidelity Low-priced Stock Fund	—	35,429,718
Fidelity Real Estate Investment Portfolio	—	31,538,396
Fidelity Retirement Government Money Market Portfolio	—	53,293,282
Legg Mason Value Trust FI Class	—	39,109,246
PIMCO Total Return Fund Administrative Class	—	87,450,283
Royce Premier Fund Investor Class	—	83,596,075
T. Rowe Price Equity Income Fund	—	43,521,777
Vanguard Primecap Core Fund	7,262,870	4,405,630

Total mutual funds	224,529,446	503,823,426

Collective Trust Funds:
PIMCO Diversified Real Asset Trust	8,846,380	4,581,041
Blackrock Equity Index Fund V	—	66,677,009
Blackrock MSCI ACWI ex-US Index Fund V	—	26,998,883
Blackrock Russell 2000 Value Index Fund V	—	21,607,715
Blackrock U.S. Debt Index Fund V	—	29,799,505
Blackrock U.S. Equity Market Fund V	—	16,444,762
BTC Russell 3000 Index Fund C	17,958,906	—
BTC U.S. Debt Index Fund C	32,141,057	—
BTC MSCI ACWI Index C	22,327,285	—
BTC Equity Index C	69,660,645	—
Legg Mason Value Equity Collective Investment Fund	36,402,925	—
Thornburg International Equity Fund	64,012,046	—
Vanguard Target Retirement 2005 Trust II	10,853,097	9,188,435
Vanguard Target Retirement 2015 Trust II	61,976,170	51,417,559
Vanguard Target Retirement 2025 Trust II	53,798,011	40,667,866
Vanguard Target Retirement 2035 Trust II	92,472,649	97,221,733
Vanguard Target Retirement 2045 Trust II	19,850,916	18,187,536
Vanguard Target Retirement Income Trust II	15,620,551	15,832,110

Total collective trust funds	505,920,638	398,624,154

NextEra Energy, Inc. Stock Fund	218,549,010	196,904,565
Managed Income Fund	276,418,525	243,101,596
Large Cap Growth Fund	70,755,281	73,005,701
Equity Income Fund	41,790,210	—
Mid-Cap Growth Fund	36,100,077	—
PIMCO Total Return Bond Fund	88,014,030	—

Total assets, at fair value	$1,462,077,217	$1,415,459,442

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

7.	Pooled Funds of the Master Trust

Within the Master Trust are certain pooled funds in which the Plan and the Bargaining Plan participate. These pooled funds include the Leveraged ESOP described in Note 4, as well as the Managed Income Fund, the NextEra Energy, Inc. Stock Fund, the Large Cap Growth Fund managed by T. Rowe Price, the NextEra Energy, Inc. Stock LESOP Fund, the Equity Income Fund managed by T. Rowe Price, the Mid-Cap Growth Fund managed by Friess Associates, and the Total Return Bond Fund managed by PIMCO described below. The Master Trust Plans hold undivided interests in the assets and liabilities of these pooled funds. The income and expenses of each pooled fund, other than the NextEra Energy, Inc. Stock LESOP Fund, are allocated between the Master Trust Plans in proportion to their participation percentages in each of the funds.

Managed Income Fund

The value of the Plan’s interest in the Managed Income Fund included in the statements of net assets available for benefits represents approximately 69.60% of the net assets of that fund at December 31, 2011 and approximately 70.05% at December 31, 2010. The fully benefit-responsive investment contracts held in the Managed Income Fund are allocated to the Plan and the Bargaining Plan based on each Master Trust Plan’s proportionate share of participation in the Managed Income Fund. The Managed Income Fund’s net assets available for benefits consisted of the following:

	December 31,
	2011	2010

U.S. Treasury notes	$220,944,439	$230,976,405
Government agency notes	39,658,290	27,460,529
Asset-backed securities	22,469,854	18,181,508
Mortgage-backed securities	34,456,448	32,060,458
Corporate bonds	34,991,625	35,342,972
Collective trust funds	2,151,397	2,262,845
Registered investment companies	42,927,670	556,290
Other receivables	14,158,657	39,172
Other	569,845	449,241

Total assets	412,328,225	347,329,420
Other payables	15,161,992	266,089

Net assets, reflecting all investments at fair value	397,166,233	347,063,331

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(15,951,304)	(11,536,144)

Net assets at contract value	$381,214,929	$335,527,187

The net investment gain in the Managed Income Fund for the year ended December 31, 2011, included interest income in the amount of $7,435,103.

At December 31, 2011, the Plan’s portion of the contract value and fair value of fully benefit-responsive investment contracts was $235,440,120 and $246,541,859, respectively. At December 31, 2010, the Plan’s portion of the contract value and fair value of fully benefit-responsive investment contracts was $234,631,414 and $242,711,942, respectively. The average yield for the portfolio of fully benefit-responsive investment contracts based on annualized earnings was 1.53% and 2.01% for 2011 and 2010, respectively. The average yield based on the interest rate credited to participants at December 31, 2011 and 2010 was 1.88% and 2.29%, respectively. The crediting interest rate resets monthly and is based on an agreed-upon formula with the issuers, but cannot be less than zero. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the difference between the fully benefit-responsive investment contracts’ book and market values; the amount and timing of participant contributions; transfers and withdrawals into/out of the fully benefit-responsive investment contracts; and the duration of the underlying investments backing the fully benefit-responsive investment contracts.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

NextEra Energy, Inc. Stock Fund

The value of the Plan’s interest in the NextEra Energy, Inc. Stock Fund included in the statements of net assets available for benefits represents approximately 67.9% of the net assets of that fund at December 31, 2011 and approximately 66.6% at December 31, 2010. The NextEra Energy, Inc. Stock Fund’s net assets available for benefits consisted of the following:

	December 31,
	2011	2010
Assets
Investments, at fair value:
Company Stock	$317,320,288	$293,038,819
Registered investment companies	705,534	2,714,052
Non-interest bearing cash	2,645,009	—

Total investments	320,670,831	295,752,871

Other receivables	1,660,811	58,622

Total assets	322,331,642	295,811,493

Other liabilities	549,448	192,618

Net assets	$321,782,194	$295,618,875

The net investment income in the NextEra Energy, Inc. Stock Fund for the year ended December 31, 2011, was comprised of interest and dividend income in the amount of $11,879,975 and net realized and unrealized appreciation in the fair value of Company Stock in the amount of $46,843,215.

Large Cap Growth Fund managed by T. Rowe Price

The value of the Plan’s interest in the Large Cap Growth Fund managed by T. Rowe Price (Large Cap Growth Fund) included in the statement of net assets available for benefits represents approximately 74.8% of the net assets of that fund at December 31, 2011 and 74.6% at December 31, 2010. The Large Cap Growth Fund’s net assets available for benefits consisted of the following:

	December 31,
	2011	2010
Assets
Investments, at fair value:
Common stocks	$94,699,926	$97,144,916
Collective trust funds	593,648	798,778

Total investments	95,293,574	97,943,694

Other receivables	237,787	203,512

Total assets	95,531,361	98,147,206

Other liabilities	932,470	256,062

Net assets	$94,598,891	$97,891,144

The net investment income in the Large Cap Growth Fund for the year ended December 31, 2011, was comprised of interest and dividend income in the amount of $746,421 and net realized and unrealized depreciation in the fair value of common stocks and collective trust funds in the amount of $2,506,431.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Mid-Cap Growth Fund managed by Friess Associates

The value of the Plan’s interest in the Mid-Cap Growth Fund managed by Friess Associates included in the statement of net assets available for benefits represents approximately 68.2% of the net assets of that fund at December 31, 2011. The Mid-Cap Growth Fund managed by Friess Associates net assets available for benefits consisted of the following:

December 31,
2011
Assets
Investments, at fair value:
Common stocks	$52,494,942
Collective trust funds	1,506,967

Total investments	54,001,909

Other receivables	396,401

Total assets	54,398,310

Other liabilities	1,486,161

Net assets	$52,912,149

The net investment income in the Mid-Cap Fund managed by Friess Associates for the year ended December 31, 2011, was comprised of interest and dividend income in the amount of $391,904 and net realized and unrealized depreciation in the fair value of common stocks and collective trust funds in the amount of $14,866,474.

Equity Income Fund managed by T. Rowe Price

The value of the Plan’s interest in the Equity Income Fund managed by T. Rowe Price included in the statement of net assets available for benefits represents approximately 72.7% of the net assets of that fund at December 31, 2011. The Equity Income Fund managed by T. Rowe Price net assets available for benefits consisted of the following:

December 31,
2011
Assets
Investments, at fair value:
Common stocks	$55,153,154
Collective trust funds	2,222,777

Total investments	57,375,931

Other receivables	170,439

Total assets	57,546,370

Other liabilities	97,567

Net assets	$57,448,803

The net investment income in the Equity Income Fund managed by T. Rowe Price for the year ended December 31, 2011, was comprised of interest and dividend income in the amount of $1,325,496 and net realized and unrealized depreciation in the fair value of common stocks and collective trust funds in the amount of $4,827,434.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Total Return Bond Fund managed by PIMCO

The value of the Plan’s interest in the Total Return Bond Fund managed by PIMCO included in the statement of net assets available for benefits represents approximately 70.1% of the net assets of that fund at December 31, 2011. The Total Return Bond Fund managed by PIMCO net assets available for benefits consisted of the following:

December 31,
2011
Assets
Investments, at fair value:
Registered investment companies	$125,649,259
Collective trust funds	28,075

Total investments	125,677,334

Other receivables	133,643

Total assets	125,810,977

Other liabilities	290,247

Net assets	$125,520,730

The net investment income in the Total Return Bond Fund managed by PIMCO for the year ended December 31, 2011, was comprised of interest and dividend income in the amount of $5,628,803 and net realized and unrealized depreciation in the fair value of registered investment companies and collective trust funds in the amount of $966,858.

NextEra Energy, Inc. Stock LESOP Fund (Nonparticipant-Directed)

The value of the Plan’s interest in the NextEra Energy, Inc. Stock LESOP Fund included in the statements of net assets available for benefits represents approximately 75.4% of the net assets of that fund at December 31, 2011 and approximately 75.1% at December 31, 2010. The NextEra Energy, Inc. Stock LESOP Fund’s net assets available for benefits consisted of the following:

	December 31,
	2011	2010
Assets
Investments, at fair value:
Company Stock	$522,259,932	$434,125,598
Registered investment companies	3,514,188	4,055,902

Total investments	525,774,120	438,181,500

Income receivable	1,252,376	87,591

Total assets	527,026,496	438,269,091

Other liabilities	549,691	192,191

Net assets	$526,476,805	$438,076,900

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

The NextEra Energy, Inc. Stock LESOP Fund’s changes in net assets available for benefits consisted of the following at December 31, 2011:

Additions:
Allocation of Leveraged ESOP shares	$42,701,893
Earnings on investments:
Interest	6,222
Dividends	18,466,121
Net appreciation in fair value of Company Stock	75,345,228

Total gain on investments	93,817,571

Total additions	136,519,464
Deductions:
Benefits paid to participants or beneficiaries	22,561,563
Account maintenance fees	42,772

Total deductions	22,604,335
Net increase	113,915,129

Transfers:
Transfers into the fund	2,287,288
Transfers out of the fund	(27,802,512)

Net transfers	(25,515,224)
Net assets at December 31, 2010	438,076,900

Net assets at December 31, 2011	$526,476,805

8.	Income Taxes

In August 2001, the Company received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective December 1, 2000, met the requirements of Section 401(a) of the Code. The Plan has been amended and restated since receiving the determination letter and a new determination letter request was filed on January 29, 2010 under the IRS’s determination letter program. The Company and the Plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Code and that the Plan and related Master Trust continue to be tax-exempt. The Master Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Master Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan meets the requirements of Section 401(k) of the Code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Master Trust meet the applicable provisions of the Code. In addition, the Company will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness and for dividends on Company Stock distributed directly to Participants. Participants are given the option to receive dividend distributions in cash in compliance with 2002 tax law changes; all dividends earned by Participants are deductible by the Company.

Company matching contributions to the Plan on a Participant’s behalf, the Participant’s Pretax Contributions, and the earnings thereon generally are not taxable to the Participant until such Company matching contributions, Pretax Contributions, and earnings thereon are distributed or withdrawn. A loan from a Participant’s account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits included in the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$1,969,764,922	$1,854,198,627
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	11,101,739	8,080,528

Net assets per Form 5500	$1,980,866,661	$1,862,279,155

The following is a reconciliation of net change in net assets available for benefits per the financial statements to the Form 5500:

December 31, 2011
Net increase prior to transfer per the financial statements	$108,300,073
Plus: Current year adjustment to contract value for investments in fully benefit-responsive contracts	11,101,739
Less: Prior year adjustment to contract value for investments in fully benefit-responsive contracts	(8,080,528)

Net income per Form 5500	$111,321,284

In accordance with accounting guidance, the Plan presented the investments for fully benefit-responsive investment contracts at fair value on the statement of net assets available for benefits with a reconciling item adjusting back to contract value, which is not required on Form 5500.

NEXTERA ENERGY, INC. EMPLOYEE RETIREMENT SAVINGS PLAN

EIN: 59-2449419, Plan #002

Schedule H Line 4i - Schedule of Assets (Held at end of year)

December 31, 2011

Participant-Directed Investments:

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Units/Shares Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	Participant loans	3.25% - 9.75%	$40,077,794
		Maturing through 2017
* Party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2012		NextEra Energy, Inc. Employee Retirement Savings Plan
(Name of Plan)

	By:	/s/ SHAUN FRANCIS
Shaun Francis
Chairman of the Employee Benefit Plans Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23(a)	Consent of Crowe Horwath LLP